EXHIBIT 12.2

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

We have computed the ratio of earnings to combined fixed charges and preferred dividends for each of the following periods on a consolidated basis. “Earnings” consist of pretax income (loss) from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, plus distributed income of equity investees, plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt issue costs and discount, and that portion of rental expense on operating leases deemed to be the equivalent of interest. “Preferred Dividends” represent the amount of pre-tax earnings that is required to pay dividends on outstanding preference securities.  You should read the ratio of earnings to combined fixed charges and preferred dividends in conjunction with our consolidated financial statements that are incorporated by reference in this prospectus.

	Year ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in millions)
EARNINGS:
Income (loss) before income taxes	$262,521	$143,588	$(125,961)	$1,050	$1,670
Deduct income from equity investees	(879)	(2,965)	(8,434)	(22,215)	(19,469)
Add distributed income of equity investees	8,790	12,260	16,230	26,180	30,008
Less capitalized interest	(10,419)	(10,419)	(4,893)	(1,277)	(12,474)
Add fixed charges	52,135	58,250	91,598	106,772	107,709
	$312,148	$200,714	$(31,460)	$110,510	$107,444
FIXED CHARGES AND PREFERRED DIVIDENDS:
Interest expense, net of capitalized amounts	$22,645	$36,881	$77,938	$97,875	$86,710
Capitalized interest	10,419	10,419	4,893	1,277	12,474
Interest portion of rental expense	19,071	10,950	8,767	7,620	8,525
Total Fixed Charges	$52,135	$58,250	$91,598	$106,772	$107,709
Preferred dividends (a)	---	---	57	62	175
Combined fixed charges and preferred dividends	$52,135	$58,250	$91,655	$106,834	$107,884
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	6.0	3.4	--- (b)	1.0	1.0

(a)	We do not receive a tax benefit for our preferred stock dividend. These amounts represent the pre-tax earnings that would be required to cover the preferred stock dividends.

(b)
For the year ended December 31, 2012, Helix recorded a loss. As a result, Helix’s ratio coverage was less than 1:1. Helix would have needed to generate additional earnings of $123.1 million in 2012 to achieve coverage of 1:1 in that year.